Exhibit 99.1

Stevanato Group Reports Fourth Quarter and Fiscal Year 2022 Financial Results

- Establishes Fiscal 2023 Guidance -

PIOMBINO DESE, Italy – March 2, 2023 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the fourth quarter and full year 2022, and established fiscal 2023 guidance.

Fourth Quarter and Full Year 2022 Highlights (compared with the same periods last year)

•
Fourth quarter revenue increased 26% to €292.1 million, diluted EPS were €0.18, and adjusted diluted EPS were €0.19. Adjusted EBITDA margin was 28%.
•
Fiscal year 2022 revenue grew 17% to €983.7 million, diluted EPS were €0.54, and adjusted diluted EPS were €0.56. Adjusted EBITDA margin was 26.8%.
•
Revenue from high value solutions was approximately 30% of total revenue for both the fourth quarter and the full year.
•
Committed backlog increased 9% to approximately €957 million and, excluding Covid-19, increased 21%.
•
The Company is establishing full year 2023 guidance of revenue in the range of €1.085 billion to €1.115 billion, adjusted diluted EPS between €0.58 and €0.62, and adjusted EBITDA in the range of €290.5 million to €302.5 million.

Fourth Quarter Results
Revenue for the fourth quarter of 2022 increased 26% to €292.1 million (approximately 23% on a constant currency basis), compared with the same period last year, driven by growth in both of the Company's business segments, the shift to high value solutions, and favorable foreign currency translation. Top-line results for the fourth quarter were better than expected due to the timing of revenue that was previously forecasted in Q1 2023. This includes revenue from certain Engineering projects and Covid-19. As a result, revenue from Covid-19 represented approximately 12% of total revenue. As expected, revenue from high value solutions increased to 30% of total revenue for the fourth quarter.

For the fourth quarter of 2022, gross profit margin increased 290 basis points to 34.3% driven by higher revenue, the mix shift to high value solutions, better leverage of fixed costs, and the recovery of inflationary costs, while operating profit margin of 21.6% included a benefit of €3.0 million related to a joint development project.

Full Year 2022 Results

Revenue for fiscal 2022 increased 17% to €983.7 million (approximately 13% on a constant currency basis), compared with the same period last year, driven by growth in both of the Company's business segments, the shift to high value solutions and favorable foreign currency translation. As expected, full-year revenue growth was partially offset by lower revenue from Covid-19, which accounted for 11% of revenue. Revenue from high value solutions was approximately 30% of full-year revenue, compared to 25% in 2021.

For the full year 2022, strong revenue generation, favorable mix, and operating efficiencies led to a 110 basis point increase in gross profit margin of 32.5%, which was tempered by inflation. Operating profit margin improved to 19.6% for 2022.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Franco Moro, Chief Executive Officer, stated, “We are pleased with a strong finish to 2022, thanks to the collective efforts of our employees worldwide. Over the last 18 months, we have worked alongside customers to address their growing need for high value solutions. With this added visibility, future capacity demand in the United States and Europe has outpaced our initial expectations. As a result, we are accelerating investment in the United States to meet our customers' most pressing needs and capitalize on this favorable demand. Concurrently, we are slowing the timing of our project in China to prioritize our expansion efforts in the U.S. and Italy."

Biopharmaceutical and Diagnostic Solutions Segment (BDS)
Revenue grew 25% to €231.5 million (approximately 21% on a constant currency basis), for the fourth quarter of 2022 and 15% to €799.7 million (approximately 11% on a constant currency basis) for the full year, compared with the same periods last year. Period-to-period increases were driven by growth in core drug containment products.

For the fourth quarter of 2022, revenue from high value solutions increased to €87.2 million, while revenue from other containment and delivery solutions increased to €144.3 million. For the full year, revenue from high value solutions increased 41% to €293.2 million, while revenue from other containment and delivery solutions grew 4% to €506.4 million.

Year-over-year gross profit margin expansion in the fourth quarter was driven by higher revenue, mix, better leverage from fixed costs and the recovery of inflationary costs. For the full year, the Company's growth, favorable mix shift, and operating efficiencies helped expand gross profit margin, which was also tempered by inflation. Operating profit margin in both the quarter and the fiscal year benefited from increases in other income.

Engineering Segment
Revenue increased 30% to €60.6 million for the fourth quarter of 2022 and was slightly ahead of expectations due to the timing and progression of projects. For the full year, revenue grew 23% to €184.0 million, compared with the same periods last year.

For the fourth quarter of 2022, gross profit margin and operating profit margin decreased compared with the same period last year mostly due to project mix, but on a full-year basis both gross profit margin and operating profit margin improved mainly driven by contributions from more accretive business lines and ongoing optimization efforts to improve operational efficiencies.

Balance Sheet and Cash Flow
As of December 31, 2022, the Company had net cash of €46.0 million and cash and cash equivalents of €228.7 million. As expected, capital expenditures for the full year totaled €302.6 million, as the Company continued its investment in global expansion initiatives.

For fiscal year 2022, cash generated from operating activities was €103.3 million, reflecting increased working capital needs to fund growth initiatives and higher levels of inventory to mitigate supply chain risk in the current environment. As expected, cash used for investing activities was €243.0 million and the main contributor to negative free cash flow of €137.0 million.

New Order Intake and Backlog
For the fourth quarter of 2022, new order intake totaled approximately €237 million, compared with €278 million in the same period last year. The Company ended the year with a committed backlog of approximately €957 million, a 9% increase over the same period last year, reflecting the expected decline in orders related to Covid-19. Excluding Covid-19, backlog increased 21%.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Full Year 2023 Guidance
The Company is introducing fiscal year 2023 guidance and expects:

•
Revenue in the range of €1.085 billion to €1.115 billion,
•
Adjusted diluted EPS in the range of €0.58 to €0.62,
•
Adjusted EBITDA in the range of €290.5 million to €302.5 million.

In addition, the Company expects that capital expenditures will range between 35% and 40% of revenue.

Executive Chairman, Franco Stevanato, concluded, "With yet another year of consistent delivery against our financial objectives amid a favorable demand environment, we are well positioned to capitalize on increased customer demand and secular tailwinds to drive durable organic growth to create long-term shareholder value."

Conference Call
The Company will host a conference call and webcast at 8:30 a.m. (ET) on Thursday, March 2, 2023 to discuss financial results. During the call, management will refer to a slide presentation which will be available at 6:30 a.m. (ET) on the day of the call on the “Financial Results” page under the Company's Investor Relations section of its website.

Pre-registration: Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. We encourage participants to pre-register for the call using the following link: http://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=4544003&linkSecurityString=514976446

Webcast: A live, listen-only webcast of the call will be available at the following link:

https://87399.choruscall.eu/links/stevanato230302.html

Dial in: Those who are unable to pre-register may dial in by calling:

Italy: + 39 02 802 09 11

UK: + 44 1 212 818004

USA: +1 718 705 8796

USA Toll Free: +1 855 265 6958

Replay: The webcast will be archived for three months on the Company’s Investor Relations section of its website at:

https://ir.stevanatogroup.com/financial-results.

Forward-Looking Statements

This press release may include forward-looking statements. The words "expects,” “establishing,” “future,” “accelerating,” “slowing,” “committed,” “expected,” “introducing,” “visibility,” “increased,” “well positioned,” “drive,” “create,” “growing,” “favorable,” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the investments the Company expects to receive, the expansion of manufacturing capacity, the Company’s plans regarding its presence in the U.S., business strategies, the Company’s capacity to meet future market demands and support preparedness for future public health emergencies, and results of operations. The forward-looking statements in this press release are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company’s future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow, and CAPEX. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes, and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation, and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit: www.stevanatogroup.com.

Contact

Media Investor Relations

Stevanato Group Lisa Miles

media@stevanatogroup.com lisa.miles@stevanatogroup.com

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Consolidated Income Statement

(Amounts in € millions, except per share data)

(Unaudited)

	For the three months				For the years
	ended December 31,				ended December 31,

	2022	%	2021	%	2022	%	2021	%

Revenue	292.1	100.0%	232.6	100.0%	983.7	100.0%	843.9	100.0%
Costs of sales	191.9	65.7%	159.6	68.6%	663.9	67.5%	578.5	68.6%
Gross Profit	100.2	34.3%	73.0	31.4%	319.8	32.5%	265.4	31.4%
Other operating Income	6.7	2.3%	2.2	0.9%	18.8	1.9%	9.4	1.1%
Selling and Marketing Expenses	8.3	2.8%	4.4	1.9%	26.1	2.7%	20.4	2.4%
Research and Development Expenses	10.6	3.6%	9.5	4.1%	34.4	3.5%	29.6	3.5%
General and Administrative Expenses	24.9	8.5%	17.8	7.7%	85.7	8.7%	62.5	7.4%
Operating Profit	63.1	21.6%	43.5	18.7%	192.4	19.6%	162.2	19.2%
Finance Income	7.8	2.7%	15.3	6.6%	25.0	2.5%	21.7	2.6%
Finance Expense	7.1	2.4%	5.1	2.2%	29.8	3.0%	18.8	2.2%
Share of Profit of an Associate	—	0.0%	—	0.0%	—	0.0%	0.5	0.1%
Profit Before Tax	63.8	21.9%	53.7	23.1%	187.6	19.1%	165.7	19.6%
Income Taxes	15.5	5.3%	9.1	3.9%	44.6	4.5%	31.4	3.7%
Net Profit	48.3	16.5%	44.6	19.2%	143.0	14.5%	134.3	15.9%
Earnings per share
Basic earnings per common share	0.18		0.17		0.54		0.53
Diluted earnings per common share	0.18		0.17		0.54		0.53

Average common shares outstanding	264.7		264.7		264.7		252.7
Average shares assuming dilution	264.7		264.7		264.7		252.7

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reported Segment Information

(Amounts in € millions)

(Unaudited)

	For the three months ended December 31, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	231.5	60.6	—	292.1
Inter-Segment	0.6	31.8	(32.4)	—
Revenue	232.1	92.4	(32.4)	292.1

Gross Profit	86.7	19.6	(6.1)	100.2
Gross Profit Margin	37.3%	21.2%		34.3%

Operating Profit	55.0	11.3	(3.2)	63.1
Operating Profit Margin	23.7%	12.2%		21.6%

	For the three months ended December 31, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	185.9	46.7	—	232.6
Inter-Segment	0.3	29.7	(30.0)	—
Revenue	186.2	76.4	(30.0)	232.6

Gross Profit	61.1	16.6	(4.7)	73.0
Gross Profit Margin	32.8%	21.7%		31.4%

Operating Profit	37.9	10.9	(5.3)	43.5
Operating Profit Margin	20.3%	14.3%		18.7%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

	For the year ended December 31, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	799.7	184.0	—	983.7
Inter-Segment	1.5	115.5	(117.0)	—
Revenue	801.2	299.5	(117.0)	983.7

Gross Profit	274.9	64.7	(19.7)	319.8
Gross Profit Margin	34.3%	21.6%		32.5%

Operating Profit	182.6	41.3	(31.4)	192.4
Operating Profit Margin	22.8%	13.8%		19.6%

	For the year ended December 31, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	694.0	149.9	—	843.9
Inter-Segment	1.1	69.0	(70.1)	—
Revenue	695.1	218.9	(70.1)	843.9

Gross Profit	229.9	42.2	(6.7)	265.4
Gross Profit Margin	33.1%	19.3%		31.4%

Operating Profit	149.0	22.9	(9.7)	162.2
Operating Profit Margin	21.4%	10.5%		19.2%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Cash Flow

(Amounts in € millions)

(Unaudited)

	For the three months ended December 31,		For the years ended December 31,
	2022	2021	2022	2021
Cash flow from operating activities	59.7	55.4	103.3	133.3
Cash flow used in investing activities	(68.9)	(21.1)	(243.0)	(96.4)
Cash flow from/ (used in) financing activities	(18.6)	(52.4)	(44.5)	254.8
Net change in cash and cash equivalents	(27.8)	(18.1)	(184.2)	291.7

Non-U.S. GAAP Financial Information

This press release contains non-U.S. GAAP financial measures. Please refer to "Non-U.S. GAAP Financial Information" and the tables included in this press release for a reconciliation of non-U.S. GAAP financial measures.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

(Unaudited)

Three months ended December 31, 2022	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	231.5	60.6
Effect of changes in currency translation rates	(7.1)	0.0
Organic Revenue (Non-IFRS GAAP)	224.4	60.6

Year ended December 31, 2022	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	799.7	184.0
Effect of changes in currency translation rates	(27.0)	0.0
Organic Revenue (Non-IFRS GAAP)	772.7	184.0

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reconciliation of EBITDA

(Amounts in € millions)

(Unaudited)

	For the three months ended December 31,		Change	For the years ended December 31,		Change
	2022	2021	%	2022	2021	%
Net Profit	48.3	44.6	8.3%	143.0	134.3	6.5%
Income Taxes	15.5	9.1	70.3%	44.6	31.4	42.1%
Finance Income	(7.8)	(15.3)	(49.4)%	(25.0)	(21.7)	15.4%
Finance Expenses	7.1	5.1	39.3%	29.8	18.8	58.7%
Share of Profit of an Associate	—	—		—	(0.5)	(100.0)%
Operating Profit	63.1	43.5	45.3%	192.4	162.2	18.6%
Depreciation and Amortization	17.0	15.1	12.8%	64.8	56.4	15.0%
EBITDA	80.2	58.6	36.9%	257.3	218.6	17.7%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

(Unaudited)

Three months ended December 31, 2022	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	80.2	63.1	15.5	48.3	0.18
Adjusting items:
Start-up costs new plants (1)	1.6	1.6	0.4	1.2	0.01
Restructuring and related charges (2)	0.1	0.1	—	0.1	0.00
Adjusted	81.9	64.8	15.9	49.6	0.19
Adjusted Margin	28.0%	22.2%	—	—	—

Three months ended December 31, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	58.6	43.5	9.1	44.6	0.17
Adjusting items:	—	—	—	—	0.00
IPO costs (3)	0.1	0.1	0.0	0.1	0.00
Out-of-cycle bonus to personnel (4)	(0.2)	(0.2)	(0.0)	(0.1)	0.00
Start-up costs U.S. plant (1)	0.4	0.4	0.1	0.3	0.00
Gain from the sale of an associate (6)	—	—	—	(12.3)	(0.05)
Patent Box (7)	—	—	0.5	(0.5)	0.00
Provision for tax audit on previous years (8)	—	—	(0.9)	0.9	0.01
Adjusted	58.9	43.8	8.8	33.0	0.13
Adjusted Margin	25.3%	18.8%	—	—	—

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Year ended December 31, 2022	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	257.3	192.4	44.6	143.0	0.54
Adjusting items:
Start-up costs new plants (1)	6.2	6.2	1.6	4.6	0.02
Restructuring and related charges (2)	0.1	0.1	—	0.1	0.00
Adjusted	263.6	198.7	46.2	147.7	0.56
Adjusted Margin	26.8%	20.2%	—	—	—

Year ended December 31, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	218.6	162.2	31.4	134.3	0.53
Adjusting items:	—	—	—	—	—
IPO costs (3)	0.8	0.8	0.2	0.6	0.00
Out-of-cycle bonus to personnel (4)	6.5	6.5	1.8	4.8	0.02
Foreign exchange loss for derivative on IPO proceeds (5)	—	—	1.0	3.3	0.01
Start-up costs U.S. plant (1)	1.1	1.1	0.3	0.8	0.00
Gain from the sale of an associate (6)	—	—	—	(12.3)	(0.05)
Patent Box (7)	—	—	7.6	(7.6)	(0.03)
Provision for tax audit on previous years (8)	—	—	(0.9)	0.9	0.01
Restructuring and related charges (2)	1.2	1.2	0.3	0.8	0.01
Incentive Plans Settlement (9)	(9.9)	(9.9)	(4.8)	(5.1)	(0.02)
Adjusted	218.3	161.9	36.9	120.5	0.48
Adjusted Margin	25.9%	19.2%	—	—	—

(1)
During the three months and the year ended December 31, 2022, the Group recorded respectively €1.6 million and €6.2 million respectively, of start-up costs for the new plant in Fishers, Indiana, United States, in Zhangjiagang, China, and in Latina, Italy. During the three months and the year ended December 31, 2021, the Group recorded respectively €0.4 million and €1.1 million of start-up costs to further the construction of the new plant in Fishers, Indiana, United States.
(2)
During the three months and the year ended December 31, 2022, the Group recorded €0.1 million in restructuring and related charges for the merger of Innoscan A/S into SVM Automatik A/S. During the year ended December 31, 2021, the Group recorded €1.2 million in restructuring and related charges for the consolidation of Balda plants in the U.S.
(3)
During the three months and the year ended December 31, 2021, the Group recorded €0.1 million and €0.8 million, respectively, in general and administrative expenses, relating to the listing of Stevanato Group S.p.A. ordinary shares on the NYSE.
(4)
During the year ended December 31, 2021, the Group granted a €6.5 million discretionary, out-of-cycle bonus to employees. During the three months ended December 31, 2021, the Group recorded €(0.2) million, of general and administrative expenses, mainly due to exchange rate impact and an adjustment of the estimation made as of September 30, 2021. No such bonuses were awarded or disbursed for the year ended December 31, 2022.
(5)
During the year ended December 31, 2021, the Group recorded €4.3 million, as foreign exchange loss for derivative on IPO proceeds.
(6)
During the three months and the year ended December 31, 2021 the Group recorded €12.3 million from the sale of a minority interest in the associate Swissfillon AG.
(7)
During the year ended December 31, 2021, the Group reached an agreement with the Italian Tax Agency regarding the so-called “Patent box regime”, resulting in a retroactive €7.6 million tax saving for the financial years 2016-2020. The tax benefit was accounted for as €7.1 million for the nine months ended September 30, 2021, based on our estimates. We accounted for a total accrual of €0.5 million for the three months ended December 31, 2021.
(8)
During the three months and the year ended December 31, 2021, the Group accrued €0.9 million related to a tax audit on fiscal year 2016.
(9)
During the year ended December 31, 2021, the Group recorded €9.9 million, in general and administrative expenses, as accrual reversal related to the early termination of incentive plans aimed at a limited number of key managers.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Capital Employed

(Amounts in € millions)

(Unaudited)

	As of December 31, 2022	As of December 31, 2021

- Goodwill and Other intangible assets	79.4	79.2
- Right of Use assets	19.3	22.7
- Property, plant and equipment	641.4	392.7
- Financial assets - investments FVTPL	0.8	1.1
- Other non-current financial assets	1.0	1.3
- Deferred tax assets	69.2	55.9
Non-current assets	811.1	552.9

- Inventories	213.3	148.9
- Contract Assets	103.4	62.1
- Trade receivables	212.7	165.3
- Trade payables	(239.2)	(164.8)
- Advances from customers	(26.6)	(23.6)
- Contract Liabilities	(14.8)	(18.8)
Trade working capital	248.8	169.1

- Tax receivables and Other receivables	54.0	51.4
- Tax payables and Other liabilities	(111.1)	(85.3)
Net working capital	191.7	135.3

- Deferred tax liabilities	(21.0)	(19.1)
- Employees benefits	(8.3)	(11.9)
- Provisions	(5.5)	(3.5)
- Other non-current liabilities	(18.1)	(1.8)
Total non-current liabilities and provisions	(52.9)	(36.3)

Capital employed	949.9	651.9

Net cash/ (debt)	46.0	189.8

Equity	(995.9)	(841.7)

Total equity and net debt	(949.9)	(651.9)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Free Cash Flow

(Amounts in € millions)

(Unaudited)

	For the three months ended December 31,		For the years ended December 31,
	2022	2021	2022	2021
Cash Flow from Operating Activities	59.7	55.4	103.3	133.3
Interest paid	1.0	1.3	3.5	4.4
Interest received	(0.3)	(0.2)	(0.8)	(0.6)
Purchase of property, plant and equipment	(67.9)	(36.3)	(235.0)	(107.7)
Proceeds from sale of property, plant and equipment	(0.4)	1.2	0.1	1.2
Purchase of intangible assets	(0.3)	(2.1)	(8.1)	(5.5)
Free Cash Flow	(8.2)	19.3	(137.0)	25.1

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Net Cash

(Amounts in € millions)

(Unaudited)

	As of December 31,	As of December 31,
	2022	2021
Non-current financial liabilities	(148.4)	(202.3)
Current financial liabilities	(70.7)	(46.2)
Other non-current financial assets - Derivatives	2.8	—
Other current financial assets	33.6	27.2
Cash and cash equivalents	228.7	411.0
Net Cash/ (Debt)	46.0	189.8

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

CAPEX

(Amounts in € millions)

	For the year ended December 31,		Change
	2022	2021	€
Addition to Property, plants and equipment	294.5	116.6	177.9
Addition to Intangible Assets	8.1	5.5	2.6
CAPEX	302.6	122.1	180.5

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

Reconciliation of 2023 Guidance

Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS

(Amounts in € millions, except per share data)

(Unaudited)

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS
Reported	1,085.0 - 1,115.0	281.3 - 293.3	199.9 - 211.9	147.8 - 156.9	0.56 - 0.59
Adjusting items:
Start-up costs new plants		9.1	9.1	6.8	0.03
Adjusted	1,085.0 - 1,115.0	290.5 - 302.5	209.0 - 221.0	154.6 - 163.7	0.58 - 0.62

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 21.698.480,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290